MASNET No. 58 OF 17.11.2000
Announcement No. 61

        CHARTERED SEMICONDUCTOR MANUFACTURING LTD

======================================
     NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
======================================

 NAME OF DIRECTOR:                                    Tsugio Makimoto

 DATE OF NOTICE TO COMPANY:                           16/11/2000

 DATE OF CHANGE OF INTEREST:                          14/11/2000

 NAME OF REGISTERED HOLDER:                           Tsugio Makimoto

 CIRCUMSTANCE GIVING RISE TO THE CHANGE:              Sales in open market at own discretion


 SHARES HELD IN THE NAME OF REGISTERED HOLDER

 NO. OF SHARES OF THE CHANGE:                         7,000
 % OF ISSUED SHARE CAPITAL:                           0.0005

 AMOUNT OF CONSIDERATION PER SHARE EXCLUDING          US$43 per ADS*
 BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

 NO. OF SHARES HELD BEFORE CHANGE:                    0
 % OF ISSUED SHARE CAPITAL:                           0

 NO. OF SHARES HELD AFTER CHANGE:                     0
 % OF ISSUED SHARE CAPITAL:                           0


     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                      DEEMED          DIRECT
 NO. OF SHARES HELD BEFORE CHANGE:                           0               0
 % OF ISSUED SHARE CAPITAL:                                  0               0

 NO. OF SHARES HELD AFTER CHANGE:                            0               0
 % OF ISSUED SHARE CAPITAL:                                  0               0

 TOTAL SHARES:                                               0               0



     * Sale of 700 American Depositary Shares ("ADS") pending the allotment of 26,000 ordinary shares pursuant to the exercise of share options on 15 November 2000 under the Chartered Share Option Plan 1999. One ADS represents 10 ordinary shares of S$0.26 each in the capital of Chartered Semiconductor Manufacturing Ltd.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 17/11/2000 to the SGX

MASNET No. 60 OF 17.11.2000
Announcement No. 63

     CHARTERED SEMICONDUCTOR MANUFACTURING LTD

   ======================================
     NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
   ======================================

 NAME OF DIRECTOR:                                    Tsugio Makimoto

 DATE OF NOTICE TO COMPANY:                           17/11/2000

 DATE OF CHANGE OF INTEREST:                          17/11/2000

 NAME OF REGISTERED HOLDER:                           Tsugio Makimoto

 CIRCUMSTANCE GIVING RISE TO THE CHANGE:              Exercise of share options/convertibles


 SHARES HELD IN THE NAME OF REGISTERED HOLDER

 NO. OF SHARES OF THE CHANGE:                         26,000
 % OF ISSUED SHARE CAPITAL:                           0.0018

 AMOUNT OF CONSIDERATION PER SHARE EXCLUDING          S$3.344
 BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

 NO. OF SHARES HELD BEFORE CHANGE:                    0
 % OF ISSUED SHARE CAPITAL:                           0

 NO. OF SHARES HELD AFTER CHANGE:                     19,000
 % OF ISSUED SHARE CAPITAL:                           0.0013

     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                           DEEMED      DIRECT
 NO. OF SHARES HELD BEFORE CHANGE:                               0                0
 % OF ISSUED SHARE CAPITAL:                                      0                0

 NO. OF SHARES HELD AFTER CHANGE:                                0           19,000
 % OF ISSUED SHARE CAPITAL:                                      0           0.0013

 TOTAL SHARES:                                                   0           19,000



     700 American Depositary Shares ("ADS") was sold pending the allotment of the above 26,000 ordinary shares pursuant to the exercise of share options on 15 November 2000 under the Chartered Share Option Plan 1999. One ADS represents 10 ordinary shares of S$0.26 each in the capital of Chartered Semiconductor Manufacturing Ltd.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 17/11/2000 to the SGX